
PANGEA
Beauty Unpolluted
from
soil to skin.

INVEST IN **PANGEA BRANDS**

100% sustainable and regenerative luxury beauty brand, from soil to skin.

LEAD INVESTOR

David Dziekanski Partner, Toroso Investments

Pangea is a prestige collection of skin and body care products - truly sustainable, from soil to skin. Their formulas are plant-based, vegan, and cruelty-free. Joshua is an ideal leader in this space.

Invested $25,000 this round

pangeaorganics.com Boulder Colorado

Consumer Goods | Retail | Health & Fitness | Sustainability

Highlights

1. Highly loyal customer base with 2-year LTV of $432 - 3x above industry avg

1 Highly loyal customer base with 2-year LTV of $432 - 3x above industry avg.

2 AOV increase +42% to $89 since April launch of new Skincare collection.

3 Taking on the $534B Beauty industry – as a 100% sustainable premium beauty brand.

4 Founder is a sustainable pioneer – with extensive global network of over 50+ suppliers.

5 Leadership team has proven success generating revenue over $200M, and $1B+ exits.

6 1Billion media impressions - featured in Allure, InStyle, Harper’s Bazaar, Byrdie, Forbes, and Oprah Daily.

7 4 major beauty award wins in 2022, including Allure, Good Housekeeping, Men's Health, and Glossy.

8 On track to reach $50M in revenue by 2026 - fueled by a strong omnichannel growth strategy (not guaranteed).

Our Team



Joshua Onysko Founder and CEO

Joshua is the visionary Founder and CEO of Pangea, who has pioneered sustainable and regenerative initiatives in the beauty industry for the last twenty years – receiving over 50+ awards; he has been featured in WSJ and is a celebrated TedX speaker.

> The creation of Pangea was born out of a simple philosophy - bringing the world back together again. Our mission for twenty years has been to create community through creating products with purpose. When people choose our products, their support positively impacts our communities and our world.



Jaimee Holmes Strategic Advisor

Jaimee has spent the last 17 years breaking numerous records in beauty, building top 3



global brands, including Too Faced Cosmetics, Ole Henriksen, and goop. She has launched #1 ranking beauty products, including the iconic Better Than Sex Mascara.



DJ Pierce Creative Director

DJ is Pangea's highly awarded Creative Director recognized for iconic campaigns for brands including BMW, American Express, and HULU. The American Express Small Business campaign DJ created is part of AD Age's "Top Ad Campaigns of the 21stCentury."

Why Pangea?


PANGEA
Beauty Unpolluted
from
soil to skin.

Beauty Unpolluted is our guiding principle - every product we create is formulated with powerful, plant-based bioactive ingredients in completely plastic-free packaging.

Pangea is a true beauty brand truly committed to creating a better world by creating products with purpose.

We're on a mission to create a more sustainable world and revolutionize the $534B beauty industry. Pangea is one of the only brands with a 100% sustainable

$534B beauty industry. Pangea is one of the only brands with a 100% sustainable supply chain - we provide everyone a choice to buy highly efficacious beauty products - with zero plastics.


Our customers come to us for sustainable solutions.
They come back for the efficacy of our products.

Here's what they have to say about us.

★★★★★

"I have been using Pangea exclusively for almost 10 years, and the products continue to impress me." -**Amy P**

★★★★★

"Pangea is all around amazing. I love this toner. It has brightened, cleared up and evened out my skin so quickly after I started using it. And that it's also sustainable is such a plus. –**Casiana K**

★★★★★

"I've been using Pangea for years and people are always surprised when they find out my age. I'm delighted that Pangea is always striving to improve product quality and environmental impact." –**Linda F**

★★★★★

"Every time I use the Superfood Smoothie Mask I wake up and feel like my skin looks (and more importantly feels) so much better!" –**Noelle N**

★★★★★

"I truly feel this Glow Oil made me look 10 years younger. It feels so good and my face feels firmer. Thank you, Pangea for making such beautiful products I will use forever." –**Melissa D**

★★★★★

"I was drawn to the Ultra Rich Nourishing Moisturizer because of the cloudberry ingredient. The moisturizer is fantastic, absorbs quickly and feels super nourishing on my skin." –**Amy P**

*6 of 4.8K total reviews, with 4.7 average star rating

Pangea is disrupting the $534B beauty industry.




beauty market is growing at +10%
Skincare will reach 34% of global beauty market by 2024
Leading industry brands won't be fully sustainable until 2030
Clean Beauty will reach $22B with a 13% CAGR by 2030
PANGEA
Pore Purifying
PEPTIDE TONER
BIOACTIVES
PANGEA
Gentle Hydrating
CLEANSING CREAM
BIOACTIVES
PANGEA
HAND SOAP
Catalonian Cypress & Juniper
Refreshing
Inspiring
Invigorating
15.6 fl oz | 461 mL
*sources: Sustainability, L'Oreal for the planet, LinkedIn, Statista.

Consumer demand for sustainability is at an all-time high, and Pangea is at the forefront of an explosive movement and fundamental change within the beauty industry.


We're seeing explosive growth – NOW is the time to invest.
$5M
Projected Revenue Run Rate*
$9M+
3-year Cumulative Projected Revenue**
(2021-2023)
$432
2-Year LTV (3x higher than industry avg)
4.7★
Average Product Rating
1M+
Products Sold
55K
Loyal Customers
*12-months forward-looking projection.
**2-year actuals and 12-months looking forward projection.
*NOTE: future projections cannot be guaranteed.

The above slide contains forward projections, which cannot be guaranteed.


Pangea is adored by beauty editors –
1B impressions in two months with the plastic-free relaunch.
BYRDIE
Pangea's Superfood Mask Is Like a Tall Glass of Green Juice for Your Face
allure
These Are Allure Editors' Favorite New Beauty Products of June 2022
Oprah Daily
GLAMOUR


Editor's Rating
4.5
REAL SIMPLE
InStyle
18 Refillable Beauty Products That Look Ridiculously Good
Pangea Super Antioxidant Glow Oil
Thanks to a blend of six plant-based active oils, this bottle delivers hydration and a superb glow. The pump is sold separately so that you can simply swap the recyclable bottles once you've gone through the oil.
Experts Say These Are the Best Anti-Wrinkle Eye Creams
Forbes
The Best New Skincare Products For Summer
BAZAAR
The 20 Best Eco-friendly Products
"Ever since Pangea launched last year, I've been loving their simple-yet-effective bodycare products. The brand just unveiled a skincare collection, which is made with plant-based ingredients and plastic-free packaging that is just as good as the body products. I love a great foaming cleanser, and Pangea's takes the day off of my face without leaving it feeling tight and stripped." —Katie Intner, assistant beauty editor

And in 2022 we've already won 4 of the most prestigious beauty awards.


WINNER
Glossy Beauty Awards
READERS' CHOICE
allure
THE BEAUTY EXPERT
2022
AWARD WINNER
2022
GROOMING
Men'sHealth
AWARDS
BEST BEAUTY
2022
GOOD HOUSEKEEPING
AWARDS

Our award-winning leadership team has scaled top brands to $200M in revenue, and $1.5B exits.



Joshua Onysko,
Founder and CEO

Joshua LinkedIn profile



Jaimee Holmes,
Strategic Advisor

Jaimee LinkedIn profile



DJ Pierce,
Chief Creative Officer

DJ LinkedIn profile

Joshua is a serial entrepreneur - leading a sustainable beauty movement with cutting-edge formulations that honor purity, people, and the planet. He knows that fair, forward-thinking business practices will positively shape the lives of his stakeholders – from employees to farmers – and those practices require a vision that stretches beyond the comfort of the mainstream.

Jaimee is highly regarded as a disruptive beauty industry leader with a deep passion for products and people. She has built today's leading brands, including goop, Too Faced Cosmetics, and Ole Henriksen Skincare. Jaimee balances a strong and emotionally intelligent creative vision with strategic financial acumen and has led the forefront of several record-breaking industry trends, including taking on some of the most competitive business categories (Mascara, Eye Cream, Complexion, Treatments) and catapulting products to #1 global positions. She continually demonstrates the ability to predict and be at the forefront of trends and conversations. She takes calculated risks to create new business categories, including one of the fastest-growth categories today (sexual wellness).

DJ is the creative visionary behind bringing all of Pangea's brand storytelling to life. He is globally recognized as one of the most accomplished advertising executives, whose campaigns are still referenced as the best in the industry today.

And we have incredible innovation leaders and investors behind our mission.


KIMBAL MUSK
ALEX CHUNG
KATEY DENNO
PATRICK DRAKE

Chef, Restaurateur, Philanthropist, Entrepreneur

"I invest in PANGEA because of the integrity and commitment Joshua is making to support people and our planet – in choosing farmers and suppliers who are producing the highest quality ingredients available with organic and regenerative methods. The commitment to a sustainable future PANGEA is making supports the future of our world, and I'm proud to support their efforts."

Founder and CEO of Giphy

"In a world of growing plastic which products are not only packed in but made from, few are attempting to be contrarians, even less are doing it with style. I invest in PANGEA because they are paving the way for the beauty industry to create better solutions that are equitable for all."

Celebrity Makeup Artist & Clean Beauty Expert

"I love PANGEA because beauty unpolluted encompasses every decision they make to put people and planet first. Not only do they provide the most eco-conscious beauty products on the market, but the performance is also exceptional, and my celebrity clients love how they look using them."

Co-Founder & Head Chef, HelloFresh

"Better habits aren't something we can demand; people need to feel drawn to them. I believe in the vision Joshua and Jaimee have created for PANGEA – which provides solutions to allow everyone a choice in incorporating more sustainable options into their everyday lives."

We're on track to a $50M revenue run rate by 2026.



PANGEA
$50,000.0
$40,000.0
$35,000.0
$30,000.0
$20,000.0
$5,000.0
$2,000.0
2022
2023
2024
2025
2026

*NOTE: Forward-looking projections cannot be guaranteed.

We believe we can reach a $50M revenue run rate by 2026 by launching in a major retailer later this year and maintaining strong Direct to Consumer channels.



PANGEA
Daily AHA Gentle
EXFOLIATOR
BIOACTIVES
Cranberry & Maple Leaf
"You never change things by fighting the existing reality. To change something,


4.9 fl oz | 145 mL
build a new model that makes the existing
model obsolete."
-Buckminster Fuller

For the last twenty years, it's been my mission to provide more sustainable solutions and eliminate single-use plastics within the beauty industry. I believe providing consumers with beauty products that are created with the safest standards in formulation and packaging should be a requirement for brands - and not a choice.

Even in today's modern society, with access to continuing innovation in regenerative and recyclable materials, the industry is still governed by profit over people.

Pangea is here to change that - this is our call to join forces with us in providing accessible, sustainable, and beautiful solutions for all. This is what Beauty Unpolluted means to me and why this is the guiding principle of our brand.


120 billion units of plastic packaging is used by the
beauty industry each year.
*source – Plastic Pollution Coalition

And we've dumped over 150Million metric tons of plastic in our oceans - enough to cover the entire surface of the moon.


And 70% of it ends up in landfills.
*source – EPA

Only 7% of plastic packaging ever gets recycled - it's much cheaper to create new plastic, and why 99% of brands still continue to use it.

Over 70% of glass and aluminum materials can be recycled and repurposed - infinitely.


Plastic pollution kills over 1million marine lives a year.
*source – Green Matters

Every company has a choice - our mission is to create a better world for all forms of life and future generations.

90% of consumers are more concerned about sustainability than ever before.


Forbes
Gen Z Is Emerging As The Sustainability Generation
Greg Petro
GLOSSY
FASHION BEAUTY POP PODCASTS EVENTS GLOSSY+
Beauty & Wellness Briefing: How a sustainable brand aims to lure Gen Z
WGSN
BY ASCENTIAL
The Refillutionaries
In 2023, this empowered change-maker will lead a 'beauty refillution', pushing for progress through sustainable consumption, collective activism and alternative products and systems.
Demographics: equally male and female, spanning all Gen Z, Millennials and Gen X.

*headline source – Boston Consulting Group


Joshua's journey to take Pangea plastic-free was almost thwarted by a single cap.

Almost every brand in the beauty industry today uses plastics in their packaging - even if they are using aluminum and glass materials for primary packaging, many are still using plastic dispensers, caps, and seals. I knew we had to do better.

We went on a two-and-a-half-year journey, meeting with manufacturing partners around the world. Twenty-five partners turned us down in the very first

conversation before we finally found one who, like us, knew there must be a way to make the seemingly impossible possible.

Collaboration with brilliant engineers led to the creation of our first custom mold and a new production machine, and a few trial runs later, voila! Our custom aluminum caps were born - we became the first brand to introduce these as part of our plastic-free packaging in the beauty industry in April 2022.

Circular sustainability guides our entire design process.


ACHIEVEMENTS IN SUSTAINABILITY
Almost 1 million trees saved
Through the use of fast growing fiber instead of paper
40% energy reduction within 3 years by 2020
PANGEA
BODY OIL
Filtration systems exceed current standards of reuse of production waste water
A rate of 50% versus the average of 39% fiber instead of paper
3.53 billion gallons of fresh water conserved in 2018
Enough water to fill more than 5,300 Olympic-sized swimming pools
SOCIAL RESPONSIBILITY
Labor & Human Rights
• Zero Discrimination, Harassment & Abuse
• Prevention of Involuntary & Underage Labor
• Welfare & Benefit
Health & Safety
• Emergency Prevention, Preparedness & Response
• Chemical Hazard Management
Environment
• Hazardous Waste Management
• Noise Pollution Control
Ethics
• Disclosure of Information
• Protection of Intellectual Property
CERTIFICATIONS
SGS
SGS
ISO 14001
FSC
Member of SUSTAINABLE PACKAGING COALITION
ONGOING CLEAN ENERGY PROJECTS
• Environmentally Friendly Materials
• 100% Reuse of Water Resource
• Waste Material Recycle
• Solar Panels Power
• Bring Natural Light

It's been my mission for the last twenty years to continually raise the bar on sustainable standards in our entire supply chain - both in packaging materials and sourcing our ingredients. And every detail matters; it's crucial for me to stand behind every product we create and provide all our customers complete transparency in how we are invested in creating products with purpose.

This is why our glass bottles also have 100% compostable molded fiber cartons - not only are they beautiful they're also extremely functional in protecting the product in shipping. The fiber cartons can be reused to protect the bottles when traveling or can be composted when no longer in use. This seemingly minor detail is trailblazing sustainability standards, and we hope to see more brands follow our lead

follow our lead.


Our commitment to human care is on every bottle.
PANGEA
HAND SOAP
Moroccan Cedar
& Sandalwood
Euphoric
Grounding
Harmonizing
16.9 fl oz | 500 mL

You'll notice a topographical map on the front of our packaging. And that topographical map is actually a map of the region of the primary ingredient in each product.

This map is a reminder of not only the places where our ingredients come from but of the people that make these products possible.


With 20+ years of R&D and an extensive network of over 50 organic, regenerative farmers around the world.

I first learned about organic ingredients at the age of 16. My mom had a coffee table book that inspired us to make a batch of organic soaps in our home. I started selling them at local farmers' markets and they continually sold out. This sparked my curiosity and passion to become educated on how ingredients were being produced and incorporated into the products I used daily.

I started traveling the world and meeting with organic farmers, where I was able to see firsthand how they were choosing to create ingredients without the use of chemicals and pesticides and how, for generations, they understood the importance of harvesting this way - even if it meant a more challenging task and more expense. For more than twenty years, Pangea has been committed to sourcing the best ingredients from the most caring, ethical farmers around the globe. Today, we are one of the very few select beauty brands supporting regenerative farmers - as we understand the importance of this and its potential impact on reversing climate change.

I choose to support people and methods that provide preservation of our resources and believe everyone should have a connection to the source of the products they use.

Beautiful products start with sustainable partnerships.


Pangea_Sustainable Relationships
Pangea Brands
03:40
vimeo


We use over 40 clinically proven bioactive ingredients that deliver powerful results.

Our formulas are fueled with nature-rich and clinically-proven ingredients at active levels between 1%-5% for highly efficacious and nourishing products that deliver powerful results our customers see and feel.

Bioactive means to us that we are harnessing the best ingredients nature has to offer and incorporating the correct levels of each ingredient for maximum efficacy and performance. We're really proud that our products deliver an exceptional experience.

Bioactive seaweed is the superhero behind our iconic Superfood Smoothie Mask.


Bioactive Seaweed
Pangea Brands


00:59
vimeo

PANGEA BRANDS PORTFOLIO

PANGEA

ALPINE PROVISIONS


CLEANSER
MOISTURIZER
PEPTIDE TONER


ALPINE
CASTILE BODY WASH

PANGEA is a prestige collection of skin and bodycare products fueled by rich, plant-based bioactive ingredients, 100% sustainable, and plastic-free packaging, which provides nourishing self-care and human care for all.

https://pangeaorganics.com

ALPINE PROVISIONS is a collection of everyday-use products that are good for you and the environment (and priced under $20). Organic formulas and 100% sustainable and plastic-free packaging support sustainable living every day.

https://alpineprovisionsco.com

Beauty M&A's are at an all-time high, with majority of brands receiving up to 10x valuations

Here are a few recent valuations:

DRUNK ELEPHANT | OLAPLEX | TATCHA | LABORATOIRES FILORGA PARIS

$845M	$1B	$500M	$1.5B
8x valuation - acquired by Shiseido	10x valuation - acquired by Advent Int'l	5x valuation - acquired by Unilever	8x valuation - acquired by Colgate

Note: the exit of other brands doesn't necessarily predict the exit of Pangea Brands

INVESTMENT PROCEEDS WILL SUPPORT

- Enable scale with critical hires across the following functions:
  - Digital Sales and Marketing
  - Social Strategy
  - Product Development
  - Operations
  - Sourcing
- Invest in disruptive and scalable marketing strategies:
  - Onboard new, leading beauty digital agency
  - Pilot experiential event concept
  - Create authentic content with Founder + Organic Farmer global series
  - Launch changemaker (influencer) campaign
  - Launch new Amazon model (partnership with Carbon Beauty for Pangea scale)
- Invest in regenerative ingredients and new suppliers in our product pipelines


20%
PRODUCT PIPELINE
40%
MARKETING
40%
CRITICAL HIRES

Why Invest in Pangea?


This is your opportunity to invest in a


sustainable
future.
PANGEA

Investing in Pangea is investing in the future of beauty, from soil to skin. By supporting regenerative farming and plastic-free packaging, we are investing in the health of our beautiful planet - creating healthier soil and cleaner oceans and rivers.

Please join us in co-creating our future.